GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

October 17, 2008

Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Innocap, Inc.

Registration Statement S-1/A1

File No.: 333-153035

Dear Ms. Gowetski:

We have filed the Issuer’s first amendment to its Form S-1 Registration Statement on the EDGAR system.  The changes are made in response to staff comments or represent an updating of material previously filed (including updated financial statements to the six month period ended July 31, 2008) to reflect any developments in the business of Innocap, Inc.  The paragraph numbers below correspond to the numbered comments in your October 2, 2008 Comment Letter.

General

1.

The Company has decided to follow the suggestion made in the last sentence of the first paragraph of Item 1 in the Comment Letter and has significantly reduced the number of shares being registered. Initially, Innocap planned on registering 4,632,700 shares. That number has been reduced to 1,544,233 shares which are one-third of the original number being registered.

2.

Section(a) (2) of Rule 419 defines a blank check company as a company as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies…” Rule 405 promulgated under the Securities Act of 1933 defines a shell company as “…a registrant, other…that has:

1.

No or nominal operations; and

2.

Either:

Jennifer Gowetski

Senior Counsel

US Securities and Exchange Commission

October 17, 2008

Re: Innocap, Inc.

i.

No or nominal assets;

ii.

Assets consisting solely of cash and cash equivalents; or

iii.

Assets consisting of any amount of cash and cash equivalents and nominal other assets.”

Innocap has had a specific business plan since inception in 2004 of becoming a business development company (See Form 10SB Registration Statement filed March 1, 2004 as well as Forms N-54A and 1-E filed August 4, 2004 and September 8, 2004 respectively.. Despite incurring time and costs, it was unable to raise the capital necessary to do that. It then decided to try using its contacts to develop a consulting business. For these reasons, it is a shell company and not a blank check company.

No contract or agreement resulted from the initial talks with a third party and there has been no further communication (oral or written) for several months.

3.

We have filed an Information Statement to comply with Regulation 14A and obtained requisite shareholder approval in accordance with Section 78.320 of the Nevada Revised Statutes.

Prospectus Cover Page

4.

We have made the requested disclosures about the applicability of penny stock rules to transactions in our stock

Prospectus Summary

5.

We have added disclosures about the going concern paragraph in our auditors’ opinion in the prospectus summary and Management’s Discussion and Analysis or Plan of Operation.

Risk Factors

Innocap has a very limited operating history and anticipates losses.

6.

We have added the requested disclosure.

We will rely on independent consultants to provide referrals of clients.

Jennifer Gowetski

Senior Counsel

US Securities and Exchange Commission

October 17, 2008

Re: Innocap, Inc.

7.

We have deleted the reference to international engagements from the risk factor heading.

Our success will depend on our ability to establish and maintain our professional reputation…

8.

We combined the two risk factors referred to in your comment.

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934…

9.

We have deleted the risk factor and added one that more closely describes our situation.

Legislation, including the Sarbanes-Oxley Act of 2002…

10.

We have edited the risk factor to discuss why the issues present a unique risk to us.

Selling Shareholders

11.

All shares now being registered were issued to settle debt.

Management’s Discussion and Analysis or Plan of Operation

12.

We have edited the disclosure to indicate that “As of October 17, 2008, the discussions have not resulted in any agreement. No formal discussions or negotiations have taken place in several months.”

Business

13.

We have made the requested revisions.

14.

We have made the requested revisions.

Directors

15.

We have made the requested revision.

16.

We have made the requested revision.

Jennifer Gowetski

Senior Counsel

US Securities and Exchange Commission

October 17, 2008

Re: Innocap, Inc.

Stock Options

17.

We have made revisions. The 2004 Non-Statutory Option Plan was filed as an exhibit to our Form 10-SB Registration Statement that was filed on March 1, 2004.

Principal Shareholders

18.

We have advised all persons beneficially owning in excess of 5% of the Issuer’s outstanding common stock that they are required to file beneficial ownership reports under Section 13(d) of the Exchange Act and have further advised the Issuer’s sole officer of his requirement to file reports under Section 16(a) of the Exchange Act.  We are enclosing herewith as supplemental information, written confirmation from these persons of their respective understanding that the filing of reports under Section 13(d) and 16(a) at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

19.

Correction was made.

Summary Compensation

20.

Disclosure has been revised.

Certain Relationships and Related Transactions

21.

The requested disclosure was made.

Shareholder Matters

22.

Disclosure has been revised

State Securities – Blue Sky Laws

23.

Disclosure has been revised

Where You Can Find More Information

24.

The telephone number has been added.

Financial Statements

25.

The unaudited interim financial statements were updated to July 31, 2008.

Jennifer Gowetski

Senior Counsel

US Securities and Exchange Commission

October 17, 2008

Re: Innocap, Inc.

Prospectus Inside Back Cover Page

26.

We have moved the language required by Item 502(b) from inside back cover page to outside cover page of the Prospectus.

Item 15. Recent Sales of Unregistered Securities

27.

The requested disclosure has been made.

Undertakings

28.

The phrase “small business issuer” has been removed from the undertakings.

29.

Introductory language deleted from paragraph 5 on page II-4.

Signatures

30.

Correction was made.

31.

The table has been edited to indicate that Dr. Schoomer is also Principal Financial Officer.

Exhibit 10.1

32.

We confirm that the agreement filed is identical to the original agreement entered into and have filed corrected copy as Exhibit 10.1a.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk